Filed by Cantor Equity Partners, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners, Inc.

Commission File No. 001-42250

Date: May 7, 2025

As previously disclosed, on April 22, 2025, Cantor Equity Partners, Inc. (the “Company”) and Twenty One Capital, Inc., a Texas corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company, Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

On May 6, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, conducted an interview with CNBC and the transcript is below.

Transcript of Jack Mallers Interview with CNBC Crypto World, Hosted by Mackenzie Sigalos, found on CNBC, published May 6, 2025.

Jack Mallers looks to rival Strategy with new Bitcoin company backed by Tether and SoftBank

Mackenzie Sigalos: Today, …Jack Mallers explains his new company, Twenty One, which would allow for a singular vehicle for Bitcoin exposure. Welcome to CNBC’s Crypto World. I’m Mackenzie Sigalos.

Mackenzie Sigalos:. …I spoke with Jack Mallers, who is now the CEO of Twenty One, Late last month, the new entity entered a SPAC agreement with Cantor Equity Partners, an affiliate of Cantor Fitzgerald. Now, the goal of this new firm is to allow a singular vehicle for Bitcoin exposure. Mallers discusses this new company, which brings crypto and trade industry heavyweights together to launch a Bitcoin native firm. Twenty One Capital is launching as a Bitcoin native company aimed at maximizing Bitcoin ownership for investors. Why now and what sparked the idea behind this new vehicle?

Jack Mallers: Uh, so to your point, Twenty One, we want to bring a new type of company to the capital markets, one that’s centered entirely around Bitcoin. Uh, the business is co-founded by Tether and myself. And so we’ve been in Bitcoin for over a decade. And I think what started as a lot of inspiration and really clever creative thinking by Michael Saylor and MicroStrategy turned into an opportunity for us, where we saw a market where there’s increasing institutional demand, increasing capital markets appetite that we felt wasn’t met in a way that we valued, which was a business that wasn’t small cap, wasn’t pivoting from an old operating company, wasn’t rebranding. It was purpose built to be one of, if not the winner of this Bitcoin opportunity, founded by technologists that have built software in this space and successful businesses before. And what we really pride ourselves on is being blue chip credibility. With startup upside. We feel like we’re big enough to win entering the market with billions of dollars of capital upon launch. But we’re small enough to grow, and we’re small enough to post Bitcoin denominated returns in what’s becoming a really competitive capital markets appetite for Bitcoin exposure. So that’s a lot of the founding of the business is we’re not small. We’re not pivoting. We’re not rebranding. We’re bitcoiners that have built this very industry and are excited to bring what we believe is valuable to the capital markets.

Mackenzie Sigalos: And you’re coming to market with over 42,000 Bitcoin. So what strategic conditions made this the right time to launch?

Jack Mallers: I think any time is the right time to be buying Bitcoin. I’ve believed that before I was the co-founder and CEO of this business and I believe it afterwards. Um, for us, the timing again was more just an opportunity. We believe that a lot of the folks that have taken upon MicroStrategy’s strategy, uh, they are smaller businesses. They may not suit the level of institutional demand that we’ve seen in our corners of Wall Street and our corners of the capital markets. And then MicroStrategy is a very big business. They have a very big balance sheet already. Posting Bitcoin returns at that size and scale can be difficult. And we didn’t see anyone in the market actually extending the ability of having this much Bitcoin on your balance sheet, having access to capital markets and building technology beyond just owning the Bitcoin. We were hoping that some of these companies would build software, build products, build tools, find the high margin, high growth opportunities in this space, and build on the utility aspect of Bitcoin. And nobody has taken on that responsibility and we figured we would. So it was more just the appetite that we built for the opportunity and realizing, be the change you want to see in the world. We felt we were more than capable at bringing a blue chip, credible public equity to the market with the startup upside and the potential that we think the capital markets were demanding.

Mackenzie Sigalos: Can you talk more about why investors would look to something like Twenty One compared to, say, Bitcoin ETFs, which have garnered major adoption since their launch.

Jack Mallers: We’re an operating business. That’s the biggest difference. When you buy a share of Twenty One, when you’re an investor of Twenty One, you’re investing in an operating company and a leadership team and leadership like myself to go out and execute. So our KPI, our core KPI is Bitcoin per share. How much Bitcoin on our balance sheet representative of a fully diluted share. And our goal and our intent is let’s say in a hypothetical sense our Bitcoin per share is 0.05 BTC. We can actually grow that to 0.06 BTC, 0.07 BTC. And that’s through launching products, launching partnerships, using the capital markets to accretively buy Bitcoin. And so when you invest in Twenty One, it’s a business. And our job is to grow your exposure to Bitcoin by being a shareholder. As an ETF, it’s static exposure. If you buy 0.05 BTC worth of IBIT, you end with 0.05 BTC worth of IBIT. So the intent is to have your dollar go furthest in Bitcoin exposure by investing in an operating company that is capable of doing so.

Mackenzie Sigalos: You’re now among the largest corporate Bitcoin holders. How do you plan to keep growing that stack? Do you have a strategy already in place for future acquisition?

Jack Mallers: Yeah, I mean, we’re going to do a lot of what’s already worked for other companies. There’s some new strategies that we’re really excited about. I think we’re going to access capital markets and buy Bitcoin in a creative way. And we also plan on building products and building Bitcoin native cash flow. That’s the one that we haven’t really seen any others do. If you look at our public filings and our business plan, we intend to build products and cash flow and high margin opportunities. And again, I mean, I’m the founder of Strike, Tether is the most profitable per employee business in the history of our species. We know how to build software, scale software and create cash flow in this industry and we were a little disappointed that that hadn’t been a focus for a lot of these Bitcoin companies. So we both are excited to use our initial capital base to accretively buy Bitcoin, but then also build on top of Bitcoin and extend the opportunity beyond just owning the asset on our treasury.

Mackenzie Sigalos: Now you’ve introduced metrics like Bitcoin per share and Bitcoin return rate. Why do these matter for investors and what are the biggest challenges to maintaining them?

Jack Mallers: Our big message to the market is judge us in Bitcoin terms. The high level thesis is that Bitcoin is going to continue to be the best performing asset in human history, because it’s the scarcest asset in human history. And in a world where there’s more money printed, Bitcoin tends to be the best performing by a long mile. And so that’s our long term thesis. We actually don’t get distracted by the short term price action of Bitcoin. And so for our shareholders and what we want the market to judge us on is are we performant in Bitcoin terms. We don’t like earnings per share. We think of that as an old legacy fiat metric. Bitcoin per share is are we outperforming Bitcoin. Are we accretive in Bitcoin. Are we giving our shareholders more Bitcoin, more access to Bitcoin and the Bitcoin return rate? BRR is a funny play on money printer go “brr”. But it actually shows how fast we’re able to grow in Bitcoin terms. So when the market the capital markets look out and say how can I participate in this Bitcoin story, what operating company is giving me the best performance in Bitcoin terms? We want to be competitive there and that’s where we want to be judged. Because ultimately, if this continues to be the best performing thing anyone can own and we’re the most performant at giving you exposure to that, we think both ourselves and our shareholders are going to be really happy.

Mackenzie Sigalos: After taking on the CEO role at Twenty One, you made it clear that you were not leaving Strike. Why take on both and have the leadership roles differ?

Jack Mallers: Yeah. You know what’s funny is I just why take on both? Why not? I don’t know who in, you know, humanity created the rule that you can’t run two companies, but, um, I can and I am, uh. And I mean, for me, it’s really my life has been spent, you know, pushing Bitcoin forward, trying to be helpful in Bitcoin story because I think Bitcoin can change the world in what I believe is the right direction. And that’s been my life purpose. So it was a pretty obvious, uh, endeavor for me to be to be candid. Um, I actually, you know, I’ve called up Jack Dorsey as a friend of mine, and he’s run two companies before. Uh, many other people have done this before. So, um, I feel confident, and so far, so good. Um, the difference between the businesses, I mean, Strike is a Bitcoin financial services firm. So we just launched Strike lending. We have a brokerage business, a wallet business, a custody business. We operate in over 100 markets, and we’re making Bitcoin more useful through financial services to our customers around the world. Twenty One is trying to be the best capital markets vehicle for the capital markets to participate in this Bitcoin story and be the most accretive in Bitcoin terms, for investors to get access to Bitcoin and have a dollar go further in a vehicle like Twenty One than an ETF like IBIT, they are two entirely different businesses targeted to two entirely different investors and customer bases, with one shared overlap mission that Bitcoin can change the world and it’s the biggest technology opportunity. I mean, this technology is going after $400 to $500 trillion worth of global wealth. And so it could use all the businesses and all the firepower to get humanity to that point.

Mackenzie Sigalos: We’ve been talking about your work at Strike for several years now. Business is clearly growing. Are you profitable? Are you thinking about a long term strategy that might include going public at some point?

Jack Mallers: Yeah. So we actually published some of our financial metrics for the first time ever. Strike is immensely profitable. Adjusted EBITDA margins were well over 20% in 2024. We did over $6 billion of monetizable volume, which was 600% growth year over year. We expect 8 to 9 figures of net profit this year. So for the audience, that’s tens of millions, if not over $100 million of cash in our pocket this year. So it’s an immensely lean, profitable business. Our cash our customer acquisition cost is zero. So we don’t spend any dollars on marketing. It’s a very viable business with a strong brand. And I think what we’re excited about is to pave the path of businesses that are just focused on Bitcoin, just focus on selling Bitcoin financial services, not getting into any of the other cryptos, not monetizing speculation and proving that that could be an incredibly profitable business. I mean, on a gross or net profit per employee base, we’ve got to be up there with the best of them. There’s only 75 employees producing the numbers I just mentioned, so we’re happy. I’m not very eager to change the, you know, leadership or control structure of Strike. We love where we’re at right now, and we’re really just focused on us and winning the day for both my businesses, that’s my leadership style, is people generally overestimate what they can accomplish in the next 24 hours and underestimate what they can accomplish in the next year, just by sheer focus and not getting distracted. So both businesses are doing really, really well. Our marching orders are clear, and we’re our own worst enemy by getting distracted. So we’re just going to keep our head down and keep pushing.

Mackenzie Sigalos: What role do backers like Tether or SoftBank play in your long term strategy at Twenty One Capital?

Jack Mallers: I mean, can you name better partners? I mean, these are partners with tremendous amount of capital, credibility, access to more investors and relationships, but also experience. I mean, Tether is one of the most impressive businesses ever created. SoftBank is one of the most tenured investors on this planet. And so again, what we wanted to bring to the market is blue chip credibility. We have a big balance sheet, credible backers, folks that have been in this Bitcoin industry. Shortly after the white paper was released. But start up upside we don’t have our 500,000 Bitcoin treasury yet. We’re just getting started. We’re about to launch new technologies in this industry that the public markets haven’t seen. You know what is a better public equity to get access to this Bitcoin story than an equity like Twenty One. That’s where we want investors to think and that’s where we want to compete. And I think Tether and SoftBank are incredibly not only powerful to that story and to our goals, but it’s very validating. I don’t think, you know, people know SoftBank was our first outside investor. They are not a founding partner. Masa and the team got wind of what we were building and wanted to invest as the first outside contributor to the business, and that was a really validating piece of our story. To know what we were building was appealing to such a credible, large investor like SoftBank. That’s how we knew we were building something both credible with a lot of upside that would excite folks. So I think it’s huge. I think it’s huge and it’s an obvious differentiator. There’s no doubt about that.

Mackenzie Sigalos: Last thing, what should investors expect next? Are you building toward more Bitcoin native products beyond this core structure.

Jack Mallers: Yeah, all of the above. So obviously what we announced was a filing, that filing is a SPAC and our SPAC partners are Cantor Equity Partners. So we’re in the approval process today. We’re hopeful to list our stock on a stock exchange under the ticker XXI but that’s not yet available because the transaction has not been approved. So my job today, on a day to day basis, is talking to lovely folks like you, educating the world on why we exist and why we’re doing what we’re doing, but then also working with regulators and the regulatory bodies to get the transaction approved, hopefully. And so that’s the next step. We do view our public equity as our first product and our shareholders as if they are our customers, because we’re selling unique access to Bitcoin in the public markets in our opinion. And then after that, we’d be, you know, really excited to start building technology and start bringing products to the market that the capital markets haven’t seen.

Additional Information and Where to Find It

Pubco and the Company intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of the Company and a prospectus (the “Proxy Statement/Prospectus”) in connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of the Company as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. The Company and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions or the concurrent private purchases of convertible notes (the “Convertible Notes”) and Class A ordinary shares by certain investors (the “PIPE Investments”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF THE COMPANY AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE COMPANY’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by the Company and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and the Class A ordinary shares of the Company to be issued in the PIPE Investment have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

The Company, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of the Company’s securities are, or will be, contained in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company’s shareholders in connection with the Proposed Transactions, including the names and interests of Pubco’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco and the Company with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving Pubco and the Company, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Pubco, the Company and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions , the assets held by Pubco, the price and volatility of Bitcoin, Bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, Pubco’s listing on any securities exchange, the macro and political conditions surrounding Bitcoin, the planned business strategy including Pubco’s ability to develop a corporate architecture capable of supporting financial products built with and on Bitcoin and future innovations that will replace legacy financial tools with Bitcoin-aligned alternatives, Pubco’s ability to grow its Bitcoin per share, and Bitcoin return rate, Pubco’s ability to build Bitcoin financial services and build on top of Bitcoin with high-margin, high-growth cash flow opportunities, Pubco’s ability to give its shareholders Bitcoin exposure to participate in Bitcoin in the capital markets plans and use of proceeds as well as any potential future capital raises, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; the risk that the Proposed Transactions may not be completed by the Company’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of the Company’s shareholders, or either of the PIPE Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the Company’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of the Company or the shares of Class A common stock of Pubco; the lack of a third-party fairness opinion in determining whether or not to pursue the Proposed Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A common stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, the Company or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that Pubco and/or the Company filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of the Company dated as of August 12, 2024 and filed by the Company with the SEC on August 13, 2024, the Company’s Quarterly Reports on Form 10-Q, the Company’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and the Company and the Proxy Statement/Prospectus contained therein, and other documents filed by the Company and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither the Company nor Pubco presently know or that the Company and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of the Company and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Pubco gives any assurance that either the Company or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Pubco or any other person that the events or circumstances described in such statement are material.

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